Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 9
DATED JULY 17, 2014
TO THE PROSPECTUS DATED APRIL 16, 2014
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 9 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated April 16, 2014, as previously supplemented by Supplement No. 2 dated April 24, 2014 (which superseded and replaced all prior supplements), Supplement No. 3 dated May 1, 2014, Supplement No. 4 dated May 2, 2014, Supplement No. 5 dated May 13, 2014, Supplement No. 6 dated May 19, 2014, Supplement No. 7 dated May 30, 2014 and Supplement No. 8 dated July 2, 2014. Unless otherwise defined in this Supplement No. 9, capitalized terms used herein have the same meanings as set forth in the prospectus.

Description of Real Estate Assets

Recent Acquisitions

This discussion updates the section of the prospectus captioned “Description of Real Estate Assets,” which begins on page S-24 of Supplement No. 2.

On July 11, 2014, we purchased the following property. For purposes of this table, dollar amounts are stated in millions, except for per square foot amounts:

Property Name	Date Acquired	Total Square Feet or Number of Units	Approx. Purchase Price Paid at Closing	Cap Rate (1)	Approx. Annualized Base Rent (2)	Average Annualized Base Rent per Square Foot (2)	Average Remaining Lease Term in Years	Economic Occupancy (3)	Physical Occupancy
Pick ‘n Save Shopping Center West Bend, WI	7/11/14	86,800	$19.1	6.79%	$1.4	$17.48	17 years	92.9%	92.9%

(1)	We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the contract purchase price of the property paid at the date of acquisition (excluding amounts payable under earnout agreements as of the date of acquisition). NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.
(2)	Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases at the time of acquisition, including any tenant concessions, such as rent abatement or allowances, that may have been granted.
(3)	As used herein, economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased. Additionally, it includes the 6,154 square feet of existing unoccupied space subject to earnout agreements as of the date of acquisition.

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Pick ‘n Save Shopping Center. On July 11, 2014, we, through IREIT WEST BEND MAIN, L.L.C. (the “Pick ‘n Save Subsidiary”), a wholly owned subsidiary formed for this purpose, acquired a fee simple interest in a 86,800 square foot grocery-anchored retail center known as Pick ‘n Save Shopping Center, located in West Bend, Wisconsin. We purchased this property from South Main Center, Inc., an unaffiliated third party, for approximately $24.0 million in cash, plus closing costs, of which approximately $19.1 million was funded at the initial closing. As described below, the acquisition is subject to an earnout component to the purchase price, meaning we did not pay approximately $4.88 million of the purchase price of the property at closing, although we will own the entire property. We estimate that closing costs will equal $100,000. We expect to pay our Business Manager an acquisition fee of approximately $287,000 for the initial closing and up to approximately $73,000 for the earnout closings, based on a maximum purchase price of $24.0 million. The seller had previously entered into a purchase agreement with IREA which IREA assigned to the Pick ‘n Save Subsidiary at closing. We funded 100% of the purchase price with proceeds from our offering.

The items that we considered in determining to acquire Pick ‘n Save Shopping Center included, but were not limited to, the following:

•	The property is recently constructed in 2011 and is grocery-anchored.
•	The property is 92.9% leased and occupied as of the date of this supplement.
•	We believe the property is well situated in West Bend, Wisconsin. The property is located in a high traffic area and across the street from the Paradise Mall Shopping Center in a major retail corridor. Within a three and five mile radius of the property the current population is approximately 31,000 and 45,000, respectively, and the average household income within the same radii is over $63,000 and $67,000, respectively.
•	Pick ‘n Save Shopping Center is located at the intersection of South Main Street and Paradise Drive, both major thoroughfares in the area.

As of July 11, 2014, Pick ‘n Save Shopping Center was 92.9% occupied and leased to five tenants. The weighted-average remaining lease term for the tenants occupying the property is approximately 17 years. There is one tenant occupying greater than 10% of the total gross leasable area of the property. Pick ‘n Save, a grocery store, leases 69,886 square feet, or approximately 81% of the total gross leasable area of the property, and pays annual base rent of approximately $1,118,000, or approximately 79% of total annual base rent of the property based on leases in place as of July 11, 2014. Pick ‘n Save’s lease expires on December 31, 2031, and there are four 5-year renewal options with escalating rents, which may be exercised at the option of Pick ‘n Save as set forth in the lease. The other tenants leasing at least 2,000 square feet are PNC Bank (ground lease), Aspen Dental and Cherry Berry.

The acquisition is subject to an earnout component to the purchase price, meaning we did not pay approximately $4.88 million of the purchase price of the property at closing, although we will own the entire property. We are not obligated to pay this contingent portion of the purchase price unless within 24 months from the acquisition date: (i) 6,154 square feet of existing vacant space, which was not leased at the time of acquisition, is leased; and (ii) an additional 10,682 square feet is developed and leased by the seller. The earnout payment is based on a predetermined formula and applied to rental income on the date of acquisition. If at the end of the time period, the earnout space is not leased, occupied and rent producing, we will have no further obligation to pay any additional purchase price consideration and will retain ownership of the entire property. The total consideration which may be earned by the seller is subject to final determination.

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The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2014 through 2023 and the approximate rentable square feet represented by the applicable lease expirations at the property.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases(1)
2014	-	-	-	-
2015	-	-	-	-
2016	-	-	-	-
2017	-	-	-	-
2018	1	2,000	48,720	3.4%
2019	-	-	-	-
2020	1	1,540	40,040	2.9%
2021	1	3,200	105,600	7.9%
2022	-	-	-	-
2023	-	-	-	-

(1) This percentage assumes that expiring leases are not renewed in each subsequent year and excludes the expansion space of up to 10,682 square feet.

The table below sets forth certain historical information with respect to the occupancy rate at the property, expressed as a percentage of total gross leasable area (not including the expansion space equal to 10,682 square feet), and the average effective annual base rent per square foot.

Year Ending December 31*	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2013	92.9%	$17.48
2012	88.8%	$17.24
2011	80.5%	$16.00

* The first year of occupancy was 2011.

We believe that the property is suitable for its purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements. There are five and seven competitive shopping centers located within approximately three and five miles of the property, respectively.

Real estate taxes assessed for the fiscal year ended December 31, 2013, were approximately $264,630. The amount of real estate taxes assessed was equal to the property’s assessed value multiplied by a tax rate of 2.08%. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively.

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MANAGEMENT

Committees of our Board of Directors

The following information is inserted immediately after the section of the prospectus captioned “MANAGEMENT - Committees of Our Board of Directors – Audit Committee,” which is on page 90 of the prospectus.

Nominating and Corporate Governance Committee

Our board of directors has formed a nominating and corporate governance committee consisting of our three independent directors, Ms. Henry and Messrs. Daniels and Davis. The members of the committee will nominate a chairman of the committee. The nominating and corporate governance committee will be responsible for (1) identifying individuals qualified to serve on the board of directors and recommending that the board of directors select a slate of director nominees for election by the stockholders at the annual meeting; (2) developing and recommending to the board of directors a set of corporate governance policies and principles and periodically reevaluating such policies and guidelines for the purpose of suggesting amendments to them if appropriate; and (3) overseeing an annual evaluation of the board of directors and each of the committees of the board of directors. The nominating and corporate governance committee will consider director nominees submitted by stockholders. Our nominating and corporate governance committee will operate pursuant to a written charter to be adopted by the board of directors. The charter will be posted on our web site, www.inlandincometrust.com.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 182 of the prospectus.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of July 14, 2014.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)
From our sponsor in connection with our formation:	20,000	200,000	–	200,000

Shares sold in the offering:	16,709,773.463	165,620,928	15,100,490	150,520,438

Shares sold pursuant to our distribution reinvestment plan:	240,655.647	2,286,228	–	2,286,228

Shares purchased pursuant to our share repurchase program:	(4,000.000)	(37,000)	–	(37,000)
Total:	16,966,429.110	168,070,156	15,100,490	152,969,666

(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

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